U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Dell Technologies Inc.

2. Name of persons relying on exemption:

P. Schoenfeld Asset Management LP

3. Address of persons relying on exemption:

1350 Avenue of the Americas, 21st Floor, New York, NY 10019

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

On September 27, 2018, P. Schoenfeld Asset Management LP (“PSAM”) issued a letter (the ”Letter”) to the Board of Directors of Dell Technologies Inc. A copy of the Letter is attached herewith as Exhibit 1. Further, PSAM assembled a presentation supporting the financial details that are expressed in the Letter (the “Presentation”). A copy of the Presentation is filed herewith as Exhibit 2.

Exhibit 1

Board of Directors
Dell Technologies Inc.
One Dell Way
RR l-33
Round Rock, Texas 78682

September 27, 2018

Dear Members of the Board:

P. Schoenfeld Asset Management LP is a registered investment adviser and, together with its affiliates (collectively, “PSAM”) advises clients who are shareholders in Dell Technologies Inc. (“Dell”) through their aggregate ownership of the publicly-traded DVMT shares totaling over $150 million. We have reviewed the public disclosures in connection with the proposed conversion of the DVMT Common Stock into publicly traded Class C Common Stock and cash and the elimination of the tracking stock (the “DVMT Transaction”) and have considered the rationale of the Board of Directors of Dell (the “Board”) in approving the DVMT Transaction. Based on our extensive and detailed analysis, we believe that the proposed DVMT Transaction in its current form is not in the best interests of the Dell public shareholders because it deeply undervalues the DVMT Common Stock.

We agree that the buy-in of the DVMT Common Stock is the best path to value creation for both Dell and DVMT holders. However, the current offer price of $109 per share of DVMT represents too wide a discount to the underlying value of VMware and does not deliver compensation to DVMT holders commensurate with their contribution to the newly formed Dell. PSAM firmly believes that Dell must increase the offered consideration by 20% to narrow the discount and value the DVMT stock more fairly. An improved equity ratio, additional cash, CVR structures and warrants are all alternatives which could be utilized to reduce or eliminate DVMT’s discount to the underlying VMware trading price. In the absence of such an increase, we intend to vote against the DVMT Transaction, and we believe that an overwhelming majority of the DVMT holders will do likewise.

A fair offer to DVMT holders must narrow or eliminate the excessive discount to VMware.

DVMT has always traded and continues to trade at a deep discount to the underlying VMware shares it tracks. Neither Dell’s proposed DVMT Transaction nor the historical trading discount reflect the legitimate contractual claims DVMT holders have to 50% of VMware’s economics. While Dell’s advisor told us in the Dell/EMC merger proxy that it expected DVMT to trade at a 0% to 10% discount to VMware, in fact DVMT has averaged a 32% discount to VMware from inception through January 25, 2018, the last trading day before Dell’s strategic review was reported in the news.

P. Schoenfeld Asset Management LP

1350 Avenue of the Americas, 21st Floor, New York, New York 10019 | Telephone: 212 649 9500 | New York - London | www.psam.com

Applying Dell’s contractual 20% premium1 to the 32% discount would imply an offer price for DVMT stock of $129, 18% higher than the current offer.

As long as the tracking structure remains in place, investors will likely apply a discount to both the valuation of Dell’s stakes in public companies as well as to core Dell itself. PSAM believes equity investors will also likely apply a wide discount to the intrinsic value of any IPO of Dell Class C Common Stock if it was pursued without first consolidating DVMT holders and increasing Dell’s stake in VMware.

The current offer undervalues value creation to Dell from DVMT

The DVMT Common Stock tracks ~50% of the economics of VMware, the largest value driver of Dell’s pro forma valuation. The intrinsic value of the DVMT tracking interest in VMware at current market prices is approximately $33 billion. The contribution of DVMT’s interest in VMW in turn represents more than half of our estimate of the pro forma equity value for Dell following the completion of the proposed exchange offer. We estimate that the 21% interest in pro forma Dell plus the cash consideration (assuming the full cash election under the proposed exchange offer) is worth approximately $22 billion. Therefore, PSAM believes that Dell’s proposed offer undervalues the intrinsic value of DVMT contribution to the pro forma company by at least $11 billion.

If Dell pursues an IPO of its Class C Common Stock without first buying in the DVMT holders, Dell’s Class C Common Stock would trade at an even larger discount than what is currently implied by the DVMT trading price.

While we are aware that you claim to be “reexamining” a Dell IPO, the inescapable conclusion is that such an IPO would cause massively more dilution to the current Dell private shareholders and increased consideration to the DVMT shareholders in the inevitable buy-in. An IPO discount is appropriate due to the overhang from the anticipated future dilution as a result of a later redemption of DVMT shares, the cumbersome tracker structure and the high leverage at core Dell. PSAM’s estimated Class C Common Stock valuation at an IPO absent prior redemption of the DVMT Common Stock is at ~$58.00 per share, which is much lower than the $79.77 per share valuation for Class C Common Stock that Dell is using under the terms of the current DVMT Transaction.

Consolidation with VMware is needed to close the value gap.

In order for Dell to achieve an attractive valuation in the public markets for its Class C Common Stock, Dell must demonstrate to investors strong financial metrics on a consolidated basis with VMware. The best way to accomplish this is by buying in the DVMT holders and eliminating their claim on VMware’s cash flow and economics. Redeeming the DVMT stock increases the earnings and cash flow contribution to Dell from VMware’s high growth business. By buying in the DVMT Common Stock, Dell will increase its effective direct ownership in VMware from ~32% currently to ~81 % and will simplify Dell’s current ownership structure. As a high growth software company, VMware receives a much higher multiple of earnings and free cash flow than core Dell. Increasing Dell’s share of VMware economics will likely increase the blended earnings multiple that Dell will receive.

___________________________

1 20% contractual premium assumes the buyout of DVMT occurs within the first year of Class C Common Stock going public.

DVMT redemption would reduce leverage and improve valuation in the public markets.

Investor confidence in Dell’s ability to achieve an optimal debt structure is essential to an adequate valuation in the public markets. A transaction to collapse DVMT would reduce the leverage at Dell and would accelerate Dell’s path to a 3.0x net debt/EBITDA leverage ratio, even with the payout of an $11 billion dividend at VMware. Rating agencies and equity investors consider 3.0x net debt/EBITDA a level that is consistent with investment grade metrics.

Dell must provide improved terms to DVMT holders to secure their support and reap the benefits from a DVMT repurchase.

We firmly believe that collapsing the tracker structure and buying in the DVMT Common Stock is essential for the future of Dell. Acquiring the DVMT Common Stock provides Dell with a clear path to an optimal capital structure with investment grade credit ratings, which in turn would ensure an appropriate valuation for Dell in the public equity markets.

To secure the support of DVMT holders and reap the benefits from buying in the DVMT stock, Dell must offer fair value to DVMT holders. PSAM proposes a 20% increase in consideration to DVMT holders in the form of an improved exchange ratio for Class C Common Stock, additional cash and/or a potential CVR and/or warrants that protect DVMT holders from execution risk at Dell. This 20% improvement would result in DVMT holders owning 27% of pro forma Dell. This is higher than the 21% under the current proposed DVMT Transaction but lower than what we estimate would be 31% in an IPO of Dell’s Class C Common Stock followed by a DVMT redemption. The adjusted terms still represent consideration with a discount to the full intrinsic value of the DVMT share class.

As you know, you have a fiduciary duty to act in the best interests of all Dell shareholders, and we believe that the DVMT Transaction you have proposed had certain defects as to process, in addition to price, favors the interests of the current private Dell shareholders and is grossly unfair to the DVMT holders. Accordingly, we believe that your fiduciary duties require that you improve the DVMT Transaction terms in order to treat the DVMT holders fairly, and we urge you to implement changes such as those we have suggested, in the interest of all parties. We have attached an extensive financial analysis which supports in detail all of the views we have expressed in this letter, and we would appreciate the opportunity to present that analysis to the full Board or to its selected representatives as soon as possible. We look forward to hearing from you promptly.

Very truly yours,

P. SCHOENFELD ASSET MANAGEMENT LP

Exhibit 2

DELL TECHNOLOGIES October 5 , 2018 New York - London

Disclaimer

This presentation, the materials contained herein, and the views expressed herein (this "Presentation") are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security.

THIS PRESENTATION SHOULD NOT BE DEEMED OR CONSTRUED TO CONSTITUTE A SOLICITATION OR REQUEST FOR A PROXY FROM OR POWER TO ACT AS PROXY ON BEHALF OF ANY PERSON OR STOCKHOLDER OF DELL (DEFINED BELOW) AT ANY ANNUAL OR SPECIAL MEETING OF STOCKHOLDERS OF DELL. ANY DELIVERY OF PROXIES MADE IN RESPECT OF THIS PRESENTATION SHOULD BE MADE ON A PROXY CARD CIRCULATED BY DELL.

The views expressed herein represent the current opinions as of the date hereof of P. Schoenfeld Asset Management LP and its affiliates (collectively, "PSAM") and are based on publicly available information regarding Dell Technologies Inc. ("Dell"). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by Dell with the Securities and Exchange Commission ("SEC") and other sources. PSAM shall not be responsible for or have any liability for any misinformation contained in any SEC or other regulatory filing, any third party report, or this Presentation. All amounts, market value information, and estimates included in this Presentation have been obtained from outside sources that PSAM believes to be reliable or represent the best judgment of PSAM as of the date of this Presentation. PSAM is an independent investment advisor, and its opinions and projections within this Presentation are not those of Dell and have not been authorized, sponsored, or otherwise approved by Dell.

The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by PSAM as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and Dell specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

This Presentation may not be reproduced without prior written permission from PSAM. The information contained within the body of this Presentation is supplemented by footnotes which identify PSAM's sources, assumptions, estimates, and calculations. This information contained herein should be reviewed in conjunction with the footnotes.

PSAM

- 2 -

Executive Summary • The buy in of DVMT is the best path to value creation for both Dell and DVMT shareholders and Dell has made the right decision to seek the approval from DVMT holders in the form of a shareholder vote • However, the current targeted offer price of $109 per share of DVMT represents too wide of a discount to the underlying value of VMware and does not deliver compensation to DVMT holders commensurate with their contribution to the newly formed Dell • DVMT has averaged a 32% discount to VMware from inception through 1/25/18, the last trading day before Dell’s strategic review was reported in the news. Applying Dell’s contractual 20% premium (1) to DVMT’s trading price at a 32% discount to VMware would imply an offer price for DVMT of $129, 18% higher than the current targeted offer • DVMT tracks ~50% of the economics of VMware, and has an intrinsic value of $33 billion based on current market prices. We estimate that Dell’s current offer to DVMT of 21% ownership in pro forma Dell plus $9 billion in cash, assuming full cash election, is only valuing DVMT at approximately $22 billion. Dell’s proposed offer is undervaluing DVMT by approximately $11 billion. Our assumptions are supported by both a sum of the parts and an earnings multiple based valuation (see pages 19 and 20) • In reality, holders are being offered far less than $109 as the cash portion of the offer only represents ~41% of the total consideration. The majority of the consideration is in the form of Dell Class C equity with low voting rights that requires DVMT holders to buy into a lofty valuation of Dell that e ven VMware and its advisor had misgivings about (2) • PSAM believes at least a 20% improvement to the consideration would narrow the discount to 17% or lower and would be fair to both sides; Dell’s Class A, B and C shares would incur much greater dilution if they pursued an IPO without first buying in DVMT - 3 - Note: Calculation of trading discount based on closing prices and adjusts for Dell share purchases of DVMT. Each share of DVM T c urrently estimated to track ~1.013 shares of VMW (1) 20 % contractual premium assumes buy out of DVMT occurs within first year of Class C going public. See page 6 for further detail (2) “…Lazard indicated that the VMware special committee had a different view on certain assumptions underlying the valuation analysis …including lower projected financial metrics for Dell Technologies ( excluding VMware) for fiscal year 2020 [and] a lower multiple range to…calculate the enterprise value of Dell Technologies (excluding VMware )…” Source: Dell Amendment 1 to S - 4 filed on 9/5/18

• Collapsing the tracker structure and buying in the DVMT class is essential for the future of Dell Technologies – Buying in the DVMT share class provides Dell with a clear path to an optimal capital structure with investment grade credit ratings – A clear path to an improved credit profile, strong execution and the elimination of the current cumbersome tracker structure is likely to ensure an appropriate valuation for Dell in the public equity markets • A n IPO of Class C without a negotiated outcome for DVMT is not a viable path – An IPO of Class C does not address the terms of the DVMT buy in and defers it to a later date – As such, it is NOT in the best interest of Dell. It would actually leave DVMT holders owning a larger stake in the restructured entity than under the current proposed deal – The most efficient way to buy in DVMT holders is in the form of a renegotiated transaction that is fair to both sides – An improved equity ratio, additional cash, CVR structures and warrants are all alternatives which could be utilized to reduce or eliminate DVMT’s discount to the underlying VMware price - 4 - Executive Summary The current proposed transaction is NOT in the best interest of DVMT shareholders and PSAM intends to vote against

Situation Overview

- Dell is proposing to buy in DVMT in a combination of cash and shares of Dell Class C stock at a targeted offer price of $109
  - Cash consideration of $109 per share based on shareholder election and not to exceed $9 billion
  - Stock portion based on Dell Class C value of $79.77 per share and an exchange ratio of 1.3665 shares of Class C for each share of DVMT
  - Assuming maximum cash election, 41.4% of consideration in the form of cash and 58.6% in the form of stock
  - Subject to shareholder vote
- DVMT is a publicly traded stock that tracks ~50% of the economics of VMware
  - Dell currently owns ~32% of VMware directly and ~19% of VMware is owned by public shareholders
- By buying in DVMT, Dell will increase its effective direct ownership in VMware from ~32% currently to ~81% and will simplify its current ownership structure



Current Structure
Dell Technologies
DHI Group(1)
Class V Group
~39% Dell
~61% DVMT
Public Shareholders
VMware
~81% Class V(2)
~19% Public
Pro Forma Structure
Dell Technologies
Public Shareholders
Dell assets excl. VMware
VMware
~81% Dell
~19% Public

Note: % ownerships cited do not add to 100% due to rounding
(1) Includes Class A, B and C. DHI group consists of all assets and liabilities of Dell Technologies including Dell hardware and software assets and excluding VMware
(2) Dell direct ownership of VMware calculated as 39% x 81% = 32%; DVMT economic interest in VMware calculated as 61% x 81% = 50%. Math may not match exactly due to rounding

- 5 -

PSAM

• If DVMT holders vote down the current transaction Dell may pursue an IPO of Class C as an alternative • Once Class C trades publicly, Dell has the option to buy in DVMT at any point at an exchange ratio of DVMT to Class C that will be calculated by dividing the average market value of a share of DVMT by the average market value of a share of Class C during the ten trading day period preceding the date that Dell’s Board authorizes the conversion • Once Dell chooses to convert DVMT holders into Class C, Dell is contractually obligated to pay a premium for DVMT that varies depending on time elapsed since the Class C IPO – 20% premium if buy in of DVMT occurs within one year after the IPO of Class C – 15% premium if buy in of DVMT occurs between one and two years following the IPO of Class C – 10% premium if buy in of DVMT occurs thereafter • Dell is hoping that DVMT holders accept an unfair deal rather than face the uncertainty of a future conversion price based on the methodology described above - 6 - Situation Overview PSAM strongly believes that the path to maximize value for both Dell and DVMT holders can only come in the form of a deal that is equitable to both sides and intends to vote against the proposed transaction

Offer to DVMT Holders Must Narrow the Excessive Discount to VMware

Historical DVMT Trading Discount to VMware



50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18

- According to the 2016 proxy for the Dell/EMC merger, EMC's advisor expected DVMT would trade at a 0%-10% discount to VMware based on its analysis of comparable tracker stocks
- DVMT has never traded at a discount of less than 28% and currently trades at a wide discount to VMware of 39% despite a formal offer of a deal to collapse the structure
- A 20% premium[1] to DVMT's average discount of 32% in the period preceding Dell's strategic review would imply an offer price of $129 and a discount of 18% to the underlying value of VMware based on current market prices[2]
- Neither Dell's proposed transaction nor the historical trading discount reflect the legitimate contractual claims to the 50% of VMware economics that DVMT holders have. DVMT holders are entitled to proportionate share of proceeds in the event of a sale of VMware as well as a proportionate claim on VMware's cash in the event of a dividend

Note: Calculation of trading discount based on closing prices and adjusts for Dell share purchases of DVMT. Each share of DVMT currently estimated to track ~1.013 shares of VMW

(1) 20% contractual premium assumes buy out of DVMT occurs within first year of Class C going public

(2) As of 9/28/18

PSAM

- 7 -

• Investor confidence in Dell’s ability to achieve an optimal debt structure is essential to an adequate valuation in the public markets – Dell’s publicly traded peers have very low leverage or a net cash position – Dell needs to achieve investment grade credit ratios – if not formal ratings upgrades – to prove it can allocate free cash flow to growth rather than debt repayment – Dell’s bonds trade at a discount to those of its investment grade rated peers • PSAM believes equity investors will also apply a wide discount to the intrinsic value of an IPO of Dell Class C shares if it was pursued without first consolidating DVMT holders and increasing Dell’s stake in VMware • While rating agencies currently give Dell credit for 81% (1) of VMware’s EBITDA and vary in their treatment of VMware’s net cash, we believe equity investors will debate how much credit to ascribe to VMware if the DVMT shares remain outstanding – With VMware excluded, leverage at core Dell of 5.6x net debt/EBITDA is extremely high (2) compared to most technology companies – Dell’s access to VMware’s cash will likely remain limited • As long as the DVMT tracker remains outstanding, if Dell moves cash from VMware to the Dell parent, Dell must compensate DVMT holders for their proportionate share of VMware’s cash flows (3) . Thus, Dell’s direct access to VMware’s cash flow is limited to its ~32% direct ownership – Class A, B and C equity holders would have to share their claim with DVMT holders in a liquidation scenario of Dell Technologies - 8 - (1) Recent reports cite 82% but PSAM has updated to 81% as per latest disclosure in S - 4 proxy (2) Dell excludes $9.2 billion of Dell Financial Services (DFS) and Other debt, but PSAM includes it, consistent with rating agency m eth odology (3) While Dell is not obligated to remit cash to DVMT holders, Dell must remit a note or security of equivalent value Buying in DVMT Provides Dell With A Clear Path to an Optimal Capital Structure

Buying in DVMT Provides Dell With A Clear Path to an Optimal Capital Structure

- In order for Dell to achieve an attractive valuation in the public markets Dell needs to demonstrate to investors that its financial metrics should be viewed on a consolidated basis with VMware. The best way to accomplish this is by buying in the DVMT holders and eliminating their claim on VMware's cash flow and economics
- A transaction to collapse DVMT would reduce the leverage at Dell and would accelerate Dell's path to a 3.0x net debt/EBITDA leverage ratio, even with the payout of an $11 billion dividend at VMware. Rating agencies and equity investors consider 3.0x net debt/EBITDA a level that is consistent with investment grade metrics

$ in US millions unless otherwise stated, FY ended January

	Status Quo-No DVMT Transaction		Buy In of DVMT[1]	
	No Credit For VMW[2] 2Q19	Partial Ownership of VMW 2Q19	Partial Ownership of VMW 2Q19	Full Ownership of VMW[3] 2Q19
VMware Debt	3,968	3,968	3,968	3,968
Less: VMware Cash	(13,300)	(13,300)	(2,300)	(2,300)
VMware Net Debt (Cash)	(9,332)	(9,332)	1,668	1,668
FY19E VMware EBITDA	3,465	3,465	3,465	3,465
% Ownership of VMware	**0%**	**32%**	**81%**	**100%**
Dell Debt[4]	46,300	46,300	46,300	46,300
Less: Dell Cash excl. VMware	(7,191)	(7,191)	(7,191)	(7,191)
Dell Share of VMware Net Debt (Cash)		(2,944)	1,353	1,668
Dell Net Debt	39,109	36,165	40,462	40,777
FY19E Dell EBITDA	6,939	6,939	6,939	6,939
Dell Share of VMware FY19E EBITDA		1,093	2,810	3,465
Total EBITDA	6,939	8,032	9,749	10,404
Dell Net Debt/FY19 EBITDA	*5.6x*	*4.5x*	*4.2x*	*3.9x*

Note: While rating agencies differ in their treatment of VMware's cash and debt, we assign proportionate value to Dell for VMware's net debt/cash position based on Dell's direct VMware ownership in each case

(1) Pro forma for $11 billion VMware cash dividend. Assumes full cash election

(2) Illustrative scenario assumes equity investors give no credit to Dell for its ownership of VMware due to lack of ready access to VMware's cash flows

(3) Illustrative scenario assumes equity investors view VMware on a fully consolidated basis

(4) Dell excludes $9.2 billion of Dell Financial Services (DFS) and Other debt, but PSAM includes it, consistent with rating agency methodology

PSAM

- 9 -

Buying in DVMT Provides Dell With A Clear Path to an Optimal Capital Structure

- Following the collapse of DVMT, we estimate Dell may have the ability to reduce the consolidated net debt/EBITDA ratio to 3.0x by the end of 2020 and can achieve further deleveraging thereafter
- The deleveraging effect will occur more rapidly following the buy in of DVMT since Dell will have nearly full access to VMware's cash flows and investors are likely to view Dell on a fully consolidated basis

$ in US millions unless otherwise stated, FY ended January

Pro Forma Deleveraging Profile Assuming VMware Viewed as Fully Consolidated

	2Q19	FY20	FY21
Dell Net Debt	39,109	34,921	31,751
VMware Net Debt (Cash)[1]	1,668	(2,266)	(4,956)
Total Net Debt	40,777	32,655	26,795
Dell FY EBITDA	6,939	7,012	7,055
VMware FY EBITDA	3,465	3,710	3,957
Total EBITDA	10,404	10,722	11,013
Net Debt/EBITDA	***3.9x***	***3.0x***	***2.4x***

- Equity investors will likely NOT view Dell and VMware on a consolidated basis and will likely NOT assume a rapid deleveraging profile for Dell if it pursues an IPO without first buying in the DVMT holders
- PSAM estimates Dell repays $10 billion of debt through FY21 though Dell may also find opportunities to deploy capital towards other value creating transactions such as share repurchases and acquisitions
  - Dell repays ~$1.5 billion in debt in the 2nd half of FY19, $5 billion in FY20 and $3 billion per year thereafter
  - PSAM does not make assumption for interest savings from a potential refinancing of Dell debt upon achievement of investment grade
  - VMware executes $1.1 billion of share repurchases per year beginning in FY2020

(1) Shown pro forma for $11 billion VMware cash dividend. VMware net cash balance in FY20 and FY21 assumes no additional leakage to minority public investors due to dividends

- 10 -

PSAM

• The buy in of DVMT increases the earnings and cash flow contribution to Dell from high growth software. It would shift the valuation discussion from a sum of the parts approach to an earnings and free cash flow multiple growth story – The collapse of the DVMT tracker will increase Dell’s consolidated share of VMware’s earnings and free cash flow from ~32% currently to ~81% – After collapsing the tracking stock structure, we estimate VMware’s contribution to Dell Technologies’ net income will nearly double to approximately 40% from approximately 20% under the current structure (1) – As a high growth software company, VMware receives a much higher multiple of earnings and free cash flow than core Dell. Increasing Dell’s share of VMware economics is likely to increase the blended earnings multiple that Dell will receive • As long as the tracking structure remains in place investors will likely apply a discount to both the valuation of Dell’s stakes in public companies as well as to core Dell itself • All shareholders would benefit if Dell uses free cash flow reinvestment and a transparent structure to become a growth equity • With a pro forma earnings and free cash flow growth outlook of approximately 10 % for the next three to five years, Dell can position itself as a premier opportunity for investors to participate in the emerging IT reinvestment cycle - 11 - (1) PSAM excludes VMware minority public interest of ~19% from its calculation of net income and does not add back stock base d c ompensation in its calculation of Dell Technologies net income, but rather treats it as an expense Buying in DVMT Essential to Receiving Appropriate Public Markets Valuation

• The current trading value of DVMT suggests that investors value Class C at very low levels if the proposed transaction is completed • If the transaction is completed the implied value of Class C based on the trading price of DVMT is approximately $ 64.00 , a large discount to Dell’s internal valuation of $ 79.77 • The current trading discount to VMware of 39% is already wider than the historic average, which suggests little to no downside for DVMT if the transaction is terminated - 12 - Note: Current trading price based on closing price as of 9/26/18. Calculation of trading discount based on closing prices and adjusts for Dell share purchases of DVMT. Each share of DVMT currently estimated to track ~1.013 shares of VMW Calculation of Implied Class C Trading Price Current DVMT Trading Price $96.61 Less: Cash Component Assuming Full Cash Election ($45.13) 41.4% of consideration Implied Equity Component of Consideration $51.48 58.6% of consideration Proposed Exchange Ratio 1.3665 Market Price of Class C Implied by DVMT Trading Price $64.29 Class C Will Not Have A Successful IPO Without A DVMT Transaction

Class C Will Not Have A Successful IPO Without A DVMT Transaction

- Investors using a sum of the parts approach to value Class C will likely assign a discounted valuation that may result in a trading price even lower than $60.00 for Class C if it pursues an IPO without negotiating a DVMT transaction
  - EV/EBITDA multiples of 6.5x - 7.5x a discount to average multiples of peers HPE, HPQ and IBM
  - 20% NAV discount to publicly traded securities reflects Dell's complicated ownership structure

$ in US millions unless otherwise stated, FY ended January

Illustrative Sum of the Parts Valuation

	Dell Hardware Low	Dell Hardware High
2020E EBITDA[1]	7,162	7,162
Multiple	6.5x	7.5x
Enterprise Value	46,554	53,716
Less: Net Debt[2]	(39,109)	(39,109)
Value to Class C	7,445	14,607

\+

	VMware	Pivotal[4]	SecureWorks
Market Value[3]	66,576	5,805	1,215
% NAV Discount	20%	20%	20%
Discounted Market Value	53,261	4,644	972
Dell Ownership %	32%	50%	86%
Value to Class C	16,803	2,341	836

=

Total Class C Valuation

	Low	High
Total Value to Class C	27,424	34,586
FD Shares (m)[5]	591	591
Per Share	$46.43	$58.55

Note: Market values shown based on closing prices as of 9/26/18 and fully diluted share count calculation using treasury stock me
(1) EBITDA estimate adds back $150 million of estimated expenses associated with Pivotal and SecureWorks
(2) Dell excludes $9.2 billion of Dell Financial Services (DFS) and Other debt, but PSAM includes it, consistent with rating agency methodology
(3) VMware market value calculated using fully diluted share count, which includes 17.4 million shares of restricted stock
(4) Dell ownership of 50% excludes Dell ownership of Pivotal through VMware
(5) PSAM assumes 22 million shares from stock options in fully diluted share count, as shown in Dell S-4 proxy for period ended 5/4/18 using treasury stock method

PSAM

- 13 -

DVMT Holders Will Be Better Off Without This Deal

- Class C could trade at an even larger discount if Dell pursues an IPO without a DVMT transaction than what is currently being implied by the DVMT trading price
  - An IPO discount is appropriate due to overhang from future dilution from the buy in of DVMT, cumbersome tracker structure and high leverage at core Dell. Class C may also be subject to heavy short pressure from DVMT holders looking to hedge their exposure
- PSAM's estimated Class C valuation at IPO of ~$58.00 is much lower than the $79.77 valuation for Class C that Dell is using under the terms of the current transaction
- PSAM's estimate is supported by the by a sum of the parts analysis on the previous page

Class C Valuation at IPO			
Class C Valuation Implied by DVMT Trading Price (see pg 12)	$64.29	$64.29	$64.29
Additional IPO Discount	15%	10%	5%
Class C IPO Price	**$54.65**	**$57.86**	**$61.08**

PSAM

- 14 -

DVMT Holders Will Be Better Off Without This Deal

- DVMT share price may actually trade higher following deal break assuming a discount to VMware of 35%, the average discount from inception to June 29, 2018, the last trading day before announcement of proposed transaction
  - The maximum 30 trading day average discount to VMware was 46% from DVMT inception until announcement of proposed transaction
  - The minimum 30 trading day average discount to VMware was 29% from DVMT inception until announcement of proposed transaction

	DVMT Valuation Upon Deal Termination		
	Low	Base	High
Current Price of VMware	$155.84	$155.84	$155.84
DVMT Trading Discount	46.0%	35.0%	29.0%
Ratio of VMW Shares Tracked to Public DVMT Shares[1]	1.013	1.013	1.013
DVMT Trading Price at Deal Break	$85.27	$102.64	$112.11
Current Price of DVMT	**$96.61**	**$96.61**	**$96.61**
Upside/(Downside) to current	*(11.7%)*	*6.2%*	*16.0%*

- VMware current valuation is cheap when compared to comparable software companies. VMware trades at under 20.0x FY20 free cash flow[2] after adjusting for the $11 billion cash dividend

Note: Calculation of trading discount based on closing prices and adjusts for Dell share purchases of DVMT. Each share of DVMT currently estimated to track ~1.013 shares of VMW. Current prices shown as of 9/26/18

(1) Ratio calculated based on ~199.4 million shares of DVMT tracking ~202.0 million shares of VMware as of July 20, 2018 according to S4 proxy filed 9/5/18

(2) PSAM does not add back stock based compensation to earnings and free cash flow, but rather treats it as an expense. Adding back stock based compensation to free cash flow would make free cash flow higher and VMware's trading multiple even lower

- 15 -

PSAM

• Voting against the deal and opting instead for a conversion of DVMT following the IPO of Class C will likely entitle DVMT holders to a higher exchange ratio under the range of trading prices demonstrated on the prior two pages • Applying a 20% premium to the exchange ratios (1) implied by range of prices on the prior two pages results in the following range of DVMT/Class C exchange ratios: - 16 - (1) The exchange ratio is determined by dividing the average market value of a share of DVMT by the average market value of a share of Class C during the ten trading day period preceding the date that Dell’s Board authorizes the conversion . 20% premium assumes takeout of DVMT occurs within first year following Class C IPO New DVMT/Class C Exchange Ratios @ Various Prices Class C IPO Price @ Various IPO Discounts $54.65 $57.86 $61.08 DVMT Trading Price $85.27 1.560x 1.474x 1.396x @ Various Discounts $102.64 1.878x 1.774x 1.680x to VMW $112.11 2.052x 1.938x 1.836x New DVMT/Class C Exchange Ratios @ Various Prices and 20% Premium Class C IPO Price @ Various IPO Discounts $54.65 $57.86 $61.08 DVMT Trading Price $85.27 1.872x 1.768x 1.675x @ Various Discounts $102.64 2.254x 2.129x 2.017x to VMW $112.11 2.462x 2.325x 2.203x DVMT Holders Will Be Better Off Without This Deal

DVMT Holders Will Be Better Off Without This Deal

- At a higher exchange ratio Dell would need to issue more shares of Class C to buy in DVMT holders than suggested by the 1.3665 ratio proposed under the current transaction terms
- DVMT holders would end up with a much higher ownership percentage of the new Dell than the 21%[1] ownership promised under the current deal
- The following scenarios assume after completing the conversion of DVMT into Class C shares Dell subsequently uses a $9 billion dividend from VMware to buy back Class C shares at the prices shown
  - This replicates the cash component of the proposed transaction and allows the ownership percentages of the two scenarios to be easily compared

Pro Forma Shares[2] of Dell In New Deal (m)				
		Class C IPO Price @ Various IPO Discounts		
		$54.65	$57.86	$61.08
DVMT Trading Price @ Various Discounts to VMW	$85.27	799	787	777
	$102.64	875	859	845
	$112.11	916	898	882

DVMT Shareholder Ownership of Pro Forma Dell Under New Deal				
		Class C IPO Price @ Various IPO Discounts		
		$54.65	$57.86	$61.08
DVMT Trading Price @ Various Discounts to VMW	$85.27	26%	25%	24%
	$102.64	32%	31%	30%
	$112.11	36%	34%	33%

(1) 21% DVMT ownership under current proposed transaction calculated assuming full cash election
(2) PSAM assumes 22 million shares from stock options, as shown in Dell S-4 proxy for period ended 5/4/18 using treasury stock method

PSAM

- 17 -

• DVMT holders stand to benefit even more from the potential “re - rating ” of Dell Technologies in an IPO of Class C followed by a contractual conversion than under the currently proposed deal since they would own a higher percentage of core Dell • We estimate the valuation of Class C could “re - rate” to approximately $60 billion following the buy in of DVMT and assuming strong execution • At the range of pro forma share counts shown on the prior page of 777 million to 916 million, that equates to a range of prices for Class C of ~$68.00 to ~$81.00 and $72.88 at the base case assumption of 859 million shares • Applying the range of exchange ratios from the bottom table on page 16 (1.675x - 2.462x) to the range of Class C prices results in values to DVMT holders of ~ $ 135 - $ 168, or $155 at the base case exchange ratio of 2.129x • DVMT holders end up much better off than under the current offer of $109 and close the wide gap with the underlying value of VMware that exists under the current deal - 18 - (1) PSAM net income calculation does not add back stock based compensation, but rather treats it as an expense (2) PSAM assumes 22 million shares from stock options, as shown in Dell S - 4 proxy for period ended 5/4/18 using treasury stock metho d $ in US millions unless otherwise stated, FY ended January Value of Class C and DVMT Pro Forma For DVMT Buy In Post Class C IPO Dell 2020E Net Income (1) 2,824 VMware 2020E Net Income (1) 2,030 Less: VMware Minority Interest (384) Combined Net Income to Dell 4,470 Earnings Multiple 14.0x Dell Equity Valuation 62,584 Base Case Pro Forma Share Count (2) (m) (see page 17) 859 Class C Per Share $72.88 Base Case Pro Forma DVMT/Class C Exchange Ratio 2.129x Value to DVMT Per Share $155.13 DVMT Holders Will Be Better Off Without This Deal

Current Offer Undervalues Value Creation to Dell From DVMT Buy In

- Based on a sum of the parts valuation methodology we estimate Dell's current offer undervalues DVMT's value contribution by over $11 billion

$ in US millions unless otherwise stated, FY ended January

Pro Forma Dell Valuation

	Dell Hardware			VMware		Pivotal[4]		Secure Works		Pro Forma Dell
2020E EBITDA[1]	7,162		Market Value[2]	66,576						
Multiple	*7.0x*		*Less: $11 Billion Dividend*	(11,000)						
Enterprise Value	50,135		Pro Forma Market Value	55,576		5,805		1,215		
Less: Net Debt[3]	(39,109)		*Dell Ownership %*	*81%*		*50%*		*86%*		
Value to Class C	11,026	+	Value to Class C	45,072	+	2,926	+	1,045	=	60,068

DVMT Portion of VMware Economics

VMware Market Value[2]	66,576
Of which: Tracked by DVMT (~50% of VMware Economics)	32,990

Pro Forma Value of Offer Consideration

Pro Forma Dell Valuation	60,068
DVMT % Ownership of Dell	*21%*
Value to DVMT Holders	12,777
Plus: Cash Consideration	9,000
Total Value of Consideration to DVMT Holders	21,777
Value Contributed by DVMT	32,990

Dell's Offer Undervalues DVMT By $11 Billion+

- Valuation assumptions
  - Core Dell EV/EBITDA multiple of 7.0x a discount to average of hardware peers HPE, HPQ and IBM. Notably, Dell traded at lower multiples than hardware peers prior to its take private transaction in 2013
  - We are assuming NAV discount to publicly traded assets dissipates following the buy in of DVMT

Note: Market values based on closing prices as of 9/26/18 and fully diluted share counts
(1) EBITDA estimate adds back $150 million of estimated expenses associated with Pivotal and SecureWorks
(2) VMware market value calculated using fully diluted share count, which includes 17.4 million shares of restricted stock
(3) Dell excludes $9.2 billion of Dell Financial Services (DFS) and Other debt, but PSAM includes it, consistent with rating agency methodology
(4) Dell ownership of 50% excludes Dell ownership of Pivotal through VMware

- 19 -

PSAM

Current Offer Undervalues Value Creation to Dell From DVMT Buy In

- Based on an earnings valuation methodology we estimate Dell's current offer undervalues DVMT's value contribution by $11 billion

$ millions unless otherwise stated, FY ended January

DVMT Portion of VMware Economics	
VMware Market Value[1]	66,576
Of which: Tracked by DVMT (~50% of VMware Economics)	32,990

Pro Forma Dell Valuation	
VMware 2020E Net Income[2]	2,030
Less: Public Minority Interest (~19% of VMware)	(384)
VMware 2020E Net Income Attributable to Dell[2]	1,647
Dell 2020E Net Income (excl. VMware)	2,824
Total Pro Forma Net Income Attributable to Dell	4,470
Pro Forma Earnings Multiple	*14.0x*
Pro Forma Dell Valuation	**62,584**

Pro Forma Value of Offer Consideration	
Pro Forma Dell Valuation	62,584
DVMT % Ownership of Dell Assuming Full Cash Election	21%
Value to DVMT Holders	13,312
Plus: Cash Consideration	9,000
Total Value of Consideration to DVMT Holders	22,312
Value Contributed by DVMT	32,990

Dell's Offer Undervalues DVMT By $11 Billion

- PSAM assumes Dell could trade with a 14.0x earnings multiple pro forma for the collapse of the DVMT structure, reflecting a blend of software and hardware multiples and assuming strong execution

Note: Market value based on closing price as of 9/26/18
(1) VMware market value calculated using fully diluted share count, which includes 17 million shares of restricted stock
(2) PSAM net income calculation does not add back stock based compensation, but rather treats it as an expense

- 20 -

PSAM

Dell Must Provide Improved Terms to DVMT Holders

- PSAM proposes at least a 20% improvement in consideration to DVMT holders
  - DVMT/Class C exchange ratio of 1.6398 vs. proposed ratio of 1.3665
  - Cash consideration of $130.80 per share vs. proposed cash consideration of $109.00. We assume total cash consideration of $9 billion remains in place

	Current Terms	Proposed Terms	
Value of Class C in Exchange	$79.77	$79.77	
Ratio	1.3665	1.6398	**20% improvement in exchange ratio**
Total Consideration Per Share of DVMT	$109.00	$130.80	
Current fully diluted Dell shares[1] (m)	*591*	591	
New shares of Dell (m)	*160*	*214*	$9 billion of cash consideration to electing DVMT holders remains in place
Pro Forma Share Count (m)	750	805	
Discount to VMW Trading Price[2]	31%	*17%*	Discount to VMW less egregious
Pro Forma Class A and B Ownership	*73%*	*68%*	Dell and Silver Lake experience minimal ownership dilution
Pro Forma DVMT Ownership	*21%*	*27%*	DVMT holder ownership of pro forma company increases from 21% to 27%

- Improved terms result in DVMT holders owning 27% of pro forma Dell. This is higher than the 21% under the current proposed transaction but lower than the 31% in an IPO of Dell followed by a DVMT buy in (refer to page 17)
- Both Dell and DVMT shareholders stand to benefit from the potential rerating of Class C shares due to value creation from the buy in of DVMT and simplification of Dell's ownership structure

(1) PSAM assumes 22 million shares from stock options, as shown in Dell S-4 proxy for period ended 5/4/18 using treasury stock method
(2) Discount calculated using VMware closing price as of 9/26/18. Each share of DVMT currently estimated to track ~1.013 shares of VMware

- 21 -

PSAM

Conclusion • PSAM will vote AGAINST the proposed transaction unless the terms are modified • If Dell moves forward with an IPO of Class C without first negotiating the buy in of DVMT holders, Class C shares will likely trade well below Dell’s $79.77 internal valuation and are more likely to trade below $60.00 – DVMT holders will likely ultimately end up owning more shares of Dell when they are converted than under the current proposed transaction • PSAM proposes a at least a 20% increase in consideration to DVMT holders as well as a potential CVR and/or warrants that can help narrow the wide discount to VMware that exists under Dell’s current offer • DVMT holders have owned a security that has traded at a much wider discount to VMware over the past two years than what was contemplated at the time of the EMC deal. During much of this time period, Dell’s execution has been worse than expected and has only improved recently. Meanwhile, the potential contribution value from DVMT’s share of VMware economics has increased • T he buy in of DVMT is the right path to maximizing value and a DVMT shareholder vote is the correct methodology. However, the terms of the DVMT buyout must be fair to DVMT holders so that all shareholders can equitably benefit from the transaction - 22 -

New York - London A PPENDIX A: CVR DISCUSSION Dell Technologies

• In addition to an improvement in deal terms, a Contingent Value Right (“CVR”) may be used to help preserve value for DVMT holders in the event of poor execution at Dell and may be structured as follows: – CVR to be a publicly traded security – Twelve month duration – CVR to be distributed to DVMT holders electing stock and pro rata to DVMT holders receiving cash and stock consideration – At expiration, Dell to issue shares or cash to CVR holders as follows: • Consideration equivalent to $ 16.40 per share of DVMT ($10.00 per share of Class C at 1.6398 ratio) if Class C is trading below $79.77 • Consideration equivalent to $ 32.80 per share of DVMT ($20.00 per share of Class C at 1.6398 ratio) if Class C is trading below $79.77 and has underperformed an agreed upon group of publicly traded peers by at least 10% • CVR expires worthless and Dell under no obligation if Class C is trading at $79.77 or above for a period of at least 30 days • Warrants may also be considered as an alternative or in conjunction with a CVR • Benefits to DVMT holders: – Protects DVMT holders who receive stock from downside due to Dell execution risk • Dell’s track record since acquisition of EMC is mixed. Initial integration faced challenges and only recent quarters have sh own progress. Duration of CVR allows Dell to establish an execution track record – DVMT holders still participate in upside to Dell shares - 24 - CVR And/Or Warrants May Be Used to Bridge The Gap

• Assumes settlement in shares • Assumes Dell has not underperformed peer group by at least 10% and additional consideration is not triggered - 25 - Note: Assumes full election of $9 billion in cash consideration at $ 130.80 per share (1) At revised 1.6398 exchange ratio (2) PSAM net income calculation does not add back stock based compensation, but rather, treats it as an expense $ in millions unless otherwise stated, FY ended January Value of Class C at CVR expiration $60.00 $70.00 $79.77 $90.00 $100.00 $110.00 Payout to CVR Holders $10.00 $10.00 $0.00 $0.00 $0.00 $0.00 Total Value to DVMT Holders Per Share of Class C$70.00 $80.00 $79.77 $90.00 $100.00 $110.00 Exchange Ratio 1.6398 1.6398 1.6398 1.6398 1.6398 1.6398 Total Value Per Share of DVMT $114.79 $131.18 $130.81 $147.58 $163.98 $180.38 Current fully diluted shares of Dell (m) 591 591 591 591 591 591 New shares of Class C issued to DVMT holders (m) (1) 214 214 214 214 214 214 New shares of Class C issued to CVR holders (m) 36 31 0 0 0 0 PF Dell Share Count at CVR retirement (m) 840 835 805 805 805 805 FY2020E Net Income ($m) (2) 4,470 4,470 4,470 4,470 4,470 4,470 FY2020E EPS $5.32 $5.35 $5.55 $5.55 $5.55 $5.55 Implied P/E of Class C 11.3x 13.1x 14.4x 16.2x 18.0x 19.8x Class A and B ownership of pro forma 65% 65% 68% 68% 68% 68% DVMT ownership of pro forma 30% 29% 27% 27% 27% 27% Illustrative Payout From Proposed CVR At Various Prices of Class C

New York - London A PPENDIX B : PSAM FORECAST Dell Technologies

- 27 - $ in US millions, FY ended January 2018A 2019E 2020E 2021E Infrastructure Solutions Group (ISG) Server and Networking 15,533 19,416 19,805 20,201 YoY 20% 25% 2% 2% Storage 15,384 16,746 16,746 16,746 YoY (14.0%) 8.9% 0.0% 0.0% ISG Revenue 30,917 36,162 36,551 36,947 YoY 40% 17% 1% 1% ISG Operating Income 3,068.0 3,958.5 4,001.0 4,044.4 % margin 10% 11% 11% 11% Client Solutions Group (CSG) Consumer 11,711 12,717 12,717 12,717 YoY 9% 9% 0% 0% Commercial 27,507 30,863 30,863 30,863 YoY 7% 12% 0% 0% CSG Revenue 39,218 43,580 43,580 43,580 YoY 7% 11% 0% 0% CSG Operating Income 2,044 1,954 1,961 1,961 % Margin 5% 4% 5% 5% Other (RSA, Pivotal, SecureWorks, Boomi) Other Revenue 2,195 2,420 2,662 2,938 YoY 10% 10% 10% Other Operating Income (125) (174) (150) (150) Total Non GAAP Revenue 72,330 82,162 82,793 83,465 YoY 14% 1% 1% Total Non GAAP Operating Income 4,987 5,739 5,812 5,855 % Margin 7% 7% 7% 7% Non GAAP EBITDA 6,154 6,939 7,012 7,055 % Margin 9% 8% 8% 8% Appendix: Core Dell Segment Forecast (excludes VMware)

Appendix: Core Dell Forecast (excludes VMware) - 28 - $ in US millions, FY ended January 2018A 2019E 2020E 2021E Total Non GAAP Revenue 72,330 82,162 82,793 83,465 YoY 14% 1% 1% Total Non GAAP Operating Income 4,987 5,739 5,812 5,855 Net Interest Expense/Other (2,420) (2,381) (2,131) (1,981) Pretax Income 2,567 3,358 3,682 3,875 Taxes (363) (840) (736) (775) Dell Non GAAP Net Income (As Reported) 2,204 2,519 2,945 3,100 Less: Stock Based Compensation (152) (152) (152) (152) Plus: Tax benefit of Stock Based Compensation 38 38 30 30 PSAM Non GAAP Net Income 2,090 2,405 2,824 2,978 Key Cash Flow and Balance Sheet Metrics Free Cash Flow 2,181 2,542 2,937 3,170 Debt Paydown (1,700) (3,781) (5,000) (3,000) Debt 48,700 44,919 39,919 36,919 Cash and Investments 8,300 7,061 4,998 5,168 Net Debt 40,400 37,858 34,921 31,751

Appendix: VMware Forecast - 29 - Note: The above financials reflect VMware standalone reporting. VMware standalone reporting deviates slightly from VMware re sul ts reported by Dell on a consolidated basis $ in US millions, FY ended January 2018A 2019E 2020E 2021E Revenue 7,862 8,816 9,571 10,287 YoY 12% 9% 7% Non-GAAP Operating Income 2,657 3,005 3,250 3,497 % Margin 34% 34% 34% 34% Non-GAAP EBITDA 3,057 3,465 3,710 3,957 % Margin 39% 39% 39% 38% Net Interest/Other 67 (2) (67) (106) Pretax Income 2,724 3,003 3,183 3,392 Taxes (558) (480) (509) (543) VMware Non GAAP Net Income (As Reported) 2,166 2,523 2,673 2,849 Less: Stock Based Compensation (683) (705) (766) (823) Plus: Tax benefit of Stock Based Compensation 137 113 123 132 PSAM Non GAAP Net Income 1,620 1,931 2,030 2,158 Key Cash Flow and Balance Sheet Metrics Free Cash Flow 2,948 3,298 3,495 3,790 Debt Raise 3,964 Dividend (11,000) Share Buyback (1,100) (1,100) Debt 3,964 3,968 3,968 3,968 Cash and Investments 11,653 3,838 6,234 8,924 Net Debt (Cash) (7,689) 130 (2,266) (4,956)

- 30 - Note: Historical figures from Core Dell and VMware for 2018 may not add up exactly to reported 2018 due to differences betwee n D ell consolidated reporting of VMware and VMware standalone reporting (1) PSAM estimates for the fiscal year 2018 based on consolidated Dell reporting and standalone VMware reporting $ in US millions, FY ended January 2018A 2019E 2020E 2021E Revenue 80,324 90,978 92,364 93,751 YoY 13% 2% 2% Non-GAAP Operating Income 7,796 8,744 9,062 9,353 % Margin 10% 10% 10% 10% Non-GAAP EBITDA 9,134 10,404 10,722 11,013 % Margin 11% 11% 12% 12% Net Interest Expense/Other (1) (2,353) (2,383) (2,198) (2,086) Pretax Income (1) 5,443 6,362 6,864 7,267 Taxes (1) (1,073) (1,319) (1,246) (1,318) Consolidated Non GAAP Net Income (As Reported) 4,370 5,042 5,619 5,949 Less: Stock Based Compensation Net of Tax (660) (706) (765) (813) PSAM Non GAAP Net Income 3,710 4,336 4,854 5,136 Key Cash Flow and Balance Sheet Metrics Free Cash Flow 5,129 5,840 6,432 6,960 Debt Raise/(Paydown) 2,264 (3,781) (5,000) (3,000) Dividend (11,000) Share Buyback (1,100) (1,100) Debt 52,664 48,887 43,887 40,887 Cash and Investments 20,300 10,900 11,232 14,092 Net Debt (Cash) 32,364 37,988 32,655 26,795 Appendix: Consolidated Dell Technologies

New York - London A PPENDIX C: PUBLICLY TRADED COMPARABLES Dell Technologies

- 32 - Source: Bloomberg Note: B ased on closing prices as of 9/26/18 Market Net Debt Enterprise Net Debt/ Moody's S&P LTM EBITDA Name Price Value (Cash) Value FY+1 EBITDA Rating Rating Margin FY+1 FY+2 FY+1 FY+2 FY+1 FY+2 Core Dell Hardware HPE $16.51 24,297 7,096 31,393 1.3x Baa2 BBB 11.7% 6.5% 1.0% 10.7x 10.5x 5.9x 5.7x HP INC $25.97 41,095 989 42,084 0.2x Baa2 BBB 7.7% 11.1% 1.8% 12.9x 12.1x 9.0x 8.7x IBM $151.61 138,385 27,437 165,822 1.4x A1 A+ 19.8% 1.5% (0.3%) 11.0x 10.8x 8.5x 8.2x JUNIPER $29.59 10,202 (985) 9,217 NM Baa2 BBB 18.3% (6.0%) 2.5% 16.7x 14.5x 9.0x 8.5x NETAPP $86.11 22,326 (3,069) 19,257 NM Baa2 BBB+ 23.5% 6.5% 4.7% 19.4x 17.6x 12.2x 11.6x Average 3.9% 1.9% 14.2x 13.1x 8.9x 8.5x VMware RED HAT $135.72 24,073 (1,641) 22,432 NM NA BBB+ 19.1% 15.7% 15.0% 39.1x 34.0x 24.4x 21.1x MICROSOFT $113.98 874,023 (50,561) 823,462 NM Aaa AAA 41.1% 11.5% 10.6% 26.6x 23.2x 15.7x 13.8x CITRIX $111.00 15,058 666 15,725 0.6x Ba1 BBB 28.1% 4.4% 3.8% 20.6x 18.7x 14.7x 14.0x Average 10.5% 9.8% 28.8x 25.3x 18.3x 16.3x Combined Hardware/Software CISCO $48.41 221,298 (20,979) 200,319 NM A1 AA- 29.4% 4.3% 3.0% 16.2x 14.9x 11.2x 10.5x Rev Growth P/E EV/EBITDA Appendix: Comparable Company Trading Metrics